[Bootheel Agri-Energy, LLC letterhead]

February 1, 2008

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bootheel Agri-Energy, LLC Registration Statement on Form SB-2 (File No. 333-136915) Filed on August 25, 2006

Ladies and Gentlemen:

Pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Bootheel Agri-Energy, LLC (the “Company”) hereby respectfully requests that the Commission consent to the withdrawal of the above-referenced registration statement, as amended, and all exhibits thereto (the “Registration Statement”). The offering terminated pursuant to its terms on January 24, 2008 and no securities were sold, or will be sold, pursuant to the Registration Statement. The Company may undertake a subsequent private offering of its securities in reliance on Rule 155(c) under the Securities Act.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The Company’s facsimile number is (573) 471 -9954. If you have any questions with respect to this matter, please contact Gregory G. Johnson, Esq., of Bryan Cave LLP at (816) 374-3227.

Very truly yours,

/s/ David Herbst
David Herbst Chairman, Bootheel Agri-Energy, LLC